Exhibit 99.1

National Association of Realtors – National Commercial Real Estate Outlook 2010

Commercial Real Estate

Considering the lag between broader economic trends and commercial real estate, the first quarter of 2010 accentuated the current cycle. The fundamentals were characterized by negative absorption across three of the four core property types, increased vacancies and continued declines in rental rates. Looking ahead at 2010 and beyond, the declines are expected to moderate and begin to reverse in 2011.

For the second quarter of the year, net absorption is expected to decline 8.1 million square feet for office space and 30.3 million square feet for industrial properties. Retail space is likely to record a more modest 413,000 square feet of negative net absorption. In tandem with the soft demand, available space continues to grow across. Vacancy rates for the second quarter are expected to hit 17.3 percent for office properties, 14.6 percent for the industrial sector, and 12.7 percent for retail. With tenant concessions gaining in the market, rental rates continue on a downward path for 2010. However, the declines in rents are slowing.

The multifamily sector has been finding more favorable conditions, amid rising demand for space. The first quarter of the year closed with a positive net absorption of 27,197 units, accompanied by a decline in availability rates. The vacancy rate for apartments decreased from 7.4 percent in the fourth quarter 2009 to 7.3 percent in the first quarter 2010. The rate is expected to further decline to 6.9 percent in the second quarter of this year. However, rental rates for apartments continue to experience downward pressures. They declined 0.3 percent in the first quarter and are likely to maintain that pace for the remainder of the year.

Sales activity was encouraging in the first quarter. While the total $15.4 billion in transactions was down from the fourth quarter 2009, it was 46.0 percent higher year-over-year. The majority of transactions were concentrated in the apartment and office sectors, which accounted for almost 70.0 percent of sales. Average cap rates declined from 8.0 percent in the fourth quarter 2009 to 7.8 percent. Pricing remained mixed and volatile, given the relatively low number of transactions. Apartment prices rose while prices for office, industrial, and retail spaces declines on a yearly basis.

Outlook

Taking the long view, the remaining three quarters of 2010 will likely see continued increases in vacancies and declining rents. However, with multifamily posting signs of improvement, the other core property types should record gradual improvements as employment improves and creates additional demand for space. Based on current the current scenario of economic recovery, a broader improvement in commercial real estate is expected in 2011.

MULTI-FAMILY	2009 III	2009 IV	2010 I	2010 II	2010 III	2010 IV	2011 I	2009	2010	2011
Vacancy Rate	7.3%	7.4%	7.3%	6.9%	6.4%	6.7%	6.3%	7.4%	6.8%	6.2%
Net Absorption (Units)	58,362	12,501	27,197	73,959	83,781	-39,244	65,441	105,458	145,693	214,499
Completions (Units)	40,032	29,578	20,917	15,156	12,249	10,994	11,154	177,589	59,316	53,328
Inventory	14.4	14.4	14.4	14.4	14.5	14.5	14.5	14.4	14.5	14.5
(Units in millions)
Rent Growth	-1.3%	-1.0%	-0.3%	-0.6%	-0.3%	-0.3%	-0.2%	-3.6%	-1.5%	1.2%